UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

United Shields Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

911494102

(CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___ Rule 13d-1(b)

___ Rule 13d-1(c)

_X_ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 911494102

1. NAME OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).

William A. Frey III

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [ ]

3. SEC USE ONLY ________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.

Number of	5.	SOLE VOTING POWER:	13,828,994
Shares
Beneficially	6.	SHARED VOTING POWER:	-0-
Owned By
Each Reporting	7.	SOLE DISPOSITIVE POWER:	13,828,994
Person with:
	8.	SHARED DISPOSITIVE POWER:	-0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,828,994

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.3%

12. TYPE OF REPORTING PERSON (See Instructions):

IN

Item 1.
(a)	Name of Issuer:	United Shields Corporation
(b)	Address of Issuer's Principal Executive Office:
United Shields Corporation 2640 Peerless Road Cleveland, TN 37312

Item 2.
(a)	Name of Person Filing:	William A. Frey III
(b)	Address of Principal Business Office:
United Shields Corporation 2640 Peerless Road Cleveland, TN 37312

(c)	Citizenship:	United States
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	911494102
Item 3. Not Applicable.
Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:		13,828,994*
(b)	Percent of Class:		32.5%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	13,828,994
	(ii)	shared power to vote or to direct the vote:	-0-
	(iii)	sole power to dispose or direct the disposition of:	13,828,994
	(iv)	shared power to dispose or direct the disposition of:	-0-

_______________

*Includes 535,112 shares owned by Frey, 465,000 and 50,000 shares beneficially owned by Frey through Trinity Fund VII and Trinity Healthcare Corporation, respectively, warrants held by Frey to purchase an additional 500,000 and 6,000,000 shares of the Company's Common Stock with exercise prices of $4.00 and $0.14 per share, respectively, 5,278,882 shares beneficially owned by Frey through Trinity Capital Group, LLC and an option held by Frey to purchase an additional 1,000,000 shares of the Company's Common Stock with an exercise price of $0.56 per share granted pursuant to the Company's 1998 Long-Term Incentive Plan.

EXCHANGE ACT RULES

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2001 Date	/S/ William A. Frey III Signature

William A. Frey III, Chairman of the Board __________________________________ Name/Title